Exhibit 99.1

Dr. Nissan Cohen, ex-Founder/CEO of Tower Semiconductor, Joins Nano Dimension’s Board of Directors

Industry veteran, entrepreneur, and an investor

Waltham, Mass., December 2nd, 2022 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announces the appointment of Dr. Nissan Cohen to the Board of Directors of the Company, effective immediately. Dr. Yoav Nissan-Cohen will replace Mr. Yaron Eitan, who has served on the board of Nano Dimension since March 2020 and has stepped down as Dr. Nissan-Cohen joined.

"I am very excited to join Nano Dimension's Board of Directors. The Company has a truly transformative vision for the future of manufacturing and an exceptionally qualified and professional team.  I am looking forward to helping management to turn the company's vision into a reality," commented Dr. Nissan-Cohen.

Dr. Nissan-Cohen career covers almost 40 years of scientific research, technology development, and executive management. He started as a research scientist in General Electric’s R&D Center in New York. In 1988, he joined National Semiconductor, and in 1993 he was one of the founders of Tower Semiconductor, where he served as chief executive officer, took the company public on Nasdaq, and built a $1.5 billion advanced semiconductor facility.

Dr. Nissan-Cohen was a venture partner in a large VC fund, and later served as the Chairman and chief executive officer of Amimon, a semiconductor company providing the only solution for a zero-latency wireless camera link for various medical and other video applications. Dr. Nissan-Cohen is an executive board member in Weebit, a semiconductor company developing a new class of semiconductor memory chips, and the Chairman of Visionlab, a company specializing in advanced vision-based solutions for industrial and military applications, as well as TeraCyte, a biotechnology company which developed a platform for high throughput temporal analysis of live single-cells, with breakthrough applications for research, discovery, and development of new drugs and therapies. Dr. Nissan-Cohen holds a Ph.D. degree in Physics from the Hebrew University in Jerusalem.

Mr. Yoav Stern, Nano Dimension’s Chairman and Chief Executive Officer, commented: “Dr. Nissan-Cohen’s background in the semiconductor industry as well as his experience as a top executive leading smaller company to multi-billion dollars in revenue, will be highly important for Nano Dimension. We look forward to a significant contribution to our board’s ability to lead and monitor the Company’s efforts as we grow exponentially.”

Mr. Stern added: “Since early 2020, Yaron Eitan has been a strong support to the board and to the whole Company. We thank him for his loyal service during his tenure and wish him success in his new and exciting endeavors.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.  Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software.  It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs®, Nano Dimension’s AM products include Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. In addition, Nano’s Admatec Division supplies printing from Powder to Part by powder-based shaping & sintering technologies, from design to serial production of Powder Metallurgical & Ceramic parts or devices. The Admaflex 130 and 300 3D printing machines for ceramics and metals are modular DLP printing systems on one platform with customer-friendly software enabling full parameter accessibility & control and unique vision-based process monitoring.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we use forward looking statements when we discuss Dr. Nissan-Cohen’s contributions to the Company and to the board, or when we discuss our growth. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses Mr. Simon’s contributions to the Company’s board of directors. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com